UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For December 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On December 30, 2016, the Board of Directors of Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) accepted Mr. Changrong Ji’s resignation as the Company’s director and as a member of the Audit Committee, a member of the Compensation Committee and the chairman and sole member of the Corporate Governance and Nominating Committee effective December 31, 2016 and appointed Mr. Junying Liu to serve as a member of the Board of Directors of the Company. In addition, the Board of Directors appointed Mr. Liu to serve as a member of the Audit Committee, a member of the Compensation Committee and the chairman and the sole member of the Corporate Governance and Nominating Committee effective December 31, 2016. The resignation of Mr. Ji was not due to any disagreements between Mr. Ji and the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Junying Liu acted as counsel to China Lucky Group Corporation (“Lucky Group”), a subsidiary of China Aerospace Science and Technology Corporation, a company mainly engaged in the research, design, manufacture and launch of space systems (“ASTC”) from December 2013 to December 2015. He received the title of senior research fellow in 2013 granted by ASTC. He was the General Manager of Hefei Lucky Science & Technology Industry Company where he was responsible for the company’s daily operation and was the Vice Chief Engineer of Lucky Group from February 2007 to November 2013 and retired from this position in 2013. Mr. Liu was the General Manager of both Lucky Group’s Films Business Division and Baoding Lucky Films Co., Ltd. from February 1997 to January 2007. Mr. Liu received his positional title of Senior Engineer in 1997. From February 1993 to January 1997, Mr. Liu was the President of the Film Base Factory of Lucky Group and was the director of Administrative Department of Lucky Group from January 1991 to February 1993. He was the Vice Chairman of Association of Science of Lucky Group from 1985 to 1991 and was a lab technician and an engineer at Lucky Group from 1980 to 1985. Mr. Liu graduated and obtained his bachelor’s degree in Photosensitive Materials in 1980 from East China University of Science and Technology.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

	By:	/s/ Zengyong Wang
	Name:	Zengyong Wang
	Title:	Chairman, Chief Executive Officer

Dated: January 6, 2017